Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the consolidated financial statements and consolidated financial statement schedule of Fortinet, Inc. and subsidiaries (the “Company”) (which expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in accounting for revenue in fiscal 2018 due to adoption of the new revenue standard), and the effectiveness of the Company’s internal control over financial reporting dated February 26, 2019, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2018.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
February 26, 2019